SEC FILE NUMBER	001-036730

CUSIP	87166B102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Syneos Health, Inc.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

1030 Sync Street

(Address of Principal Executive Office (Street and Number))

Morrisville, NC 27560-5468

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Syneos Health, Inc. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) by March 1, 2019, without unreasonable effort or expense, because our management is conducting a review of the Company’s internal control over financial reporting in conjunction with finalizing the Form 10-K. On February 21, 2019, the Securities and Exchange Commission (“SEC”) notified the Company that it has commenced an investigation into the Company’s revenue accounting policies, internal controls and related matters, and requested that the Company retain certain documents for the periods beginning with January 1, 2017. As an additional measure prior to the Company filing the Form 10-K, the Audit Committee of the Company’s Board of Directors is conducting an independent review of the Company’s revenue accounting policies, internal controls and related matters with the assistance of outside counsel and accounting advisors.

The Company is making this filing in order to allow the Audit Committee to complete its review and to provide the Company’s management, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, with sufficient time to finalize its assessment of the Company’s revenue accounting policies, internal controls and related matters. The Company is fully cooperating with the SEC.

The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file the Form 10-K within the fifteen-calendar day extension provided by Rule 12b-25.

Forward Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the Company’s expectations that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: that the Company is not able to complete its Form 10-K in the time period that it currently expects, the risk that the Company determines that there are deficiencies in its internal control over financial reporting that could materially affect our financial statements, and the risk that the nature and scope of the SEC investigation may change or that other proceedings may be instituted. These and other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017, and our other reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements made in this notification. Any such forward-looking statements represent management’s estimates as of the date of this notification. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this notification.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason Meggs	(919)	876-9300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Syneos Health, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 27, 2019	By	/s/ Jason Meggs
Jason Meggs Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).